                                                Filed by Ziff-Davis Inc.
                                                Pursuant to Rule 425 under
                                                the Securities Act of 1933

                                                Subject Company: Ziff-Davis Inc.
                                                Commission File No: 001-14055

Following is the complete
text of a press release issued
today by Ziff-Davis Inc.

[LOGO OF ZDNET]


FOR IMMEDIATE RELEASE Contacts: Investors:                 Media:
                                ---------                  -----
                                Robert Borchert            Martha Papalia
                                (212) 503-3505             (617) 225-3340
                                robert_borchert@zdnet.com  martha_papalia@zd.com

              ZDNET PRE-ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

SAN FRANCISCO, July 24, 2000 - ZDNet (NYSE: ZDZ), which operates the world's leading network of Web sites for people who want to buy, use and learn about technology, today announced that it expects to report its eighth consecutive quarter of operating profitability on a more than 70% increase in revenue compared with the prior year's second quarter. ZDNet will report its full financial results for the second quarter on Wednesday, August 2, 2000 after 4:00 P.M. Eastern Time.

Second quarter revenue is expected to be approximately $39 million, compared to revenue of $22.9 million reported in the same quarter of 1999. Operating income, before acquisition-related amortization and stock-based compensation expense, is expected to be about $5.6 million, or $0.07 per share, up more than 40% when compared to the $4.0 million, or $0.05 per share, in operating income reported in the second quarter of 1999.

"ZDNet's growth in revenue and profitability clearly shows our ability to leverage our Web-based media model as a leading, technology-focused business," said Dan Rosensweig, CEO of ZDNet. "The power of our model is in the relationship our users have with the ZDNet brand, and in our ability to continually build that relationship through a rich array of technology information, services and commerce opportunities on a global basis."

ZDNet's operating strength is highlighted by the following metrics:

     - Average daily page views grew approximately 63% to 14.4 million from 8.8 million in the second quarter last year.

     - Revenue yield per thousand page views increased around 10% to approximately $28.95 from $26.31 in the second quarter of 1999.

     - The number of ZDNet advertisers reached a record 603 in the second quarter of 2000, up 40% from 431 in the same quarter last year.

ZDNet (NYSE: ZDZ) operates the leading Web destination (www.zdnet.com) for people who want to buy, use, and learn about technology, part of a worldwide network of technology-focused sites produced through local operations in 22 countries, on 6 continents, in 14 languages. ZDNet Sites consistently rank among the top 20 Web properties in unique visitors, and the top 15 among the Media Metrix "At Work" audience. Its technology-interested audience - ranging from consumers to IT professionals - comes more often and spends more time on ZDNet Sites than on any other technology content entity, a testament to its enormous depth and breadth of original, fresh content and services.

This release contains forward-looking statements that are subject to risks and uncertainties. Although Ziff-Davis Inc. and ZDNet believe that the expectations reflected in its forward-looking statements are reasonable, actual results could differ materially from those expectations. Important cautionary statements and risk factors that would affect actual results are discussed in materials filed by Ziff-Davis Inc. with the Securities and Exchange Commission, including under the caption "Risk Factors" in the Ziff-Davis Inc. Proxy Statement dated February 7, 2000 and in the Form S-3 filed with the SEC on April 25, 2000. Holders of ZD Group Stock and ZDNet Stock are common stockholders of Ziff-Davis Inc. and are subject to the risks associated with an investment in Ziff-Davis Inc. and all of its businesses, assets and liabilities.

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning their planned merger. We urge you to read the proxy statement / prospectus and any other relevant documents to be filed with the SEC, because they contain important information. You will be able to obtain these documents free of charge at the SEC's Web site, www.sec.gov. You may also inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The joint press release relating to the merger filed with the SEC on July 19, 2000 contains information regarding the participants in the proxy solicitation and their ownership of Ziff-Davis and CNET stock.

Following is the text of a memorandum regarding the CNET/ZDNet merger that was circulated to Ziff-Davis employees today.

Memo from Dan Rosensweig:

This week brought about the biggest milestone in ZDNet history. I hope you share in my excitement over our plans to merge with CNET Networks. While the news must have come as a surprise, I hope you are able to see that merging our two strong brands into one company creates enormous opportunity for us to build on our vision and goal of providing the best, most relevant information for people around the world who want to buy, use, and learn about technology.

The news of the CNET/ZDNet merger created quite a buzz around the globe, as we received coverage in all of the top media outlets from the Wall Street Journal, the New York Times and Business Week, to television appearances for Shelby Bonnie and I on CNNfn and CNBC and other stations. Overall, the coverage was extremely positive, showing how the combined synergies of CNET and ZDNet will position us to further develop our brands as respected sources for technology content and services worldwide.

I know you recognize the excitement and potential of this new opportunity. This week, understandably, everyone was excited and curious about the merger, and it is perfectly natural for everyone to have taken a temporary step back from work, but now it is important for each of us to put our focus back on target. It's "business as usual" around ZDNet, and we must remain productive and dedicated during this exciting time.

Since the news of a union between ZDNet and CNET came at a time when we were preparing for our independence, naturally many of you have some questions and concerns. Over the next few weeks, Shelby Bonnie and I will visit each of the ZDNet offices to hold a series of town hall meetings and to meet with all of you to answer your questions in person. We've been inspired by the high overall level of enthusiasm at the first town hall meetings held last week at the ZDNet and CNET offices in San Francisco, and we look forward to our upcoming stops to each of the other ZDNet offices. This merger has created the opportunity for us to combine efforts to win, and to together build something special. The combination of our two great companies and world-class brands will enable us to leap frog to a new level of success.

I know this is an unusual time, and personally, I feel extremely lucky to be part of ZDNet right now. Our success has never been as clear and defined as its proven to be this week. So, I again want to thank you for all of your hard work and energy, which has enabled us to seize this opportunity and look forward to our new future.


- Dan
The merger news is keeping our lawyers busy! They even made me add this disclaimer below:

Further information about proxy materials

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning the merger. We urge you to read the proxy statement / prospectus and any other relevant documents to be filed with the SEC, because they contain important information. You will be able to obtain these documents free of charge at the SEC?s website, www.sec.gov. You may also
                                                     ------------
inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The joint press release relating to the merger filed with the SEC on July 19, 2000 contains information regarding the participants in the proxy solicitation and their ownership of Ziff-Davis and CNET stock.

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